

July 24, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Spinnaker ETF Series
        Issuer CIK: 0001484018
        Issuer File Number: 333-215942/811-22398
        Form Type: 8-A12B
        Filing Date: July 24, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of Langar Global HealthTech ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications